UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rellevate, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> July 17, 2020

Physical address of issuer
700 Canal St, 1st Floor, Stamford, CT 06902

Website of issuer
https://rellevate.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
8,220

Price (or method for determining price)
$3.0414

Target offering amount through Regulation CF
$25,000

Oversubscriptions accepted:
 Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
 First-come, first-served basis
☐   Other:

Maximum offering amount through Regulation CF (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,698,338	$250,142
Cash & Cash Equivalents	$1,058,063	$250,142
Accounts Receivable	$15,109	$ -
Short-term Debt	$179,576	$22,444
Long-term Debt	$2,160,067	$250,000
Revenues/Sales	$101,224	$ -
Cost of Goods Sold	$146,070	$ -
Taxes Paid	$ -	$ -
Net Income	($619,103)	($22,302)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript(s)

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 10, 2022

Rellevate, Inc.



Up to $1,070,000 of Series Seed Preferred Equity

Rellevate, Inc., ("Rellevate", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,200,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by April 15, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $997.58 per Purchaser under Regulation CF (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, for fiscal year 2021, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://rellevate.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/rellevate/seed.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rellevate, Inc. ("the Company") is a Delaware C-Corporation, incorporated on July 17, 2020. On August 11, 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut on January 14, 2019. During 2019, the Company was pre-revenue and in the early stages of developing its strategy and forming its business model. The business was launched in the Fourth Quarter of 2020 after Rellevate, Inc. assumed operating control in an exchange of property for stock, which was accounted for as a transaction between entities under common control.

Rellevate, Inc. offers digital banking and payment services to employees through their employers as a benefit. These services empower employees to access, move, and use their money anytime. The Company has developed and continues to build on its innovative financial services technology platform. Products include Digital Account, Pay-Any-Day, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. Customers of the Company are primarily located in the United States of America.

The Company is located at 700 Canal St, 1st Floor, Stamford, CT 06902.

The Company's website is https://rellevate.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/rellevate/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,070,000
Purchase price per Security	$3.0414
Minimum investment amount per Reg CF investor	$997.58
Offering deadline	April 30, 2022
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive benefits and financial wellness spaces. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to many U.S. federal and state laws and regulations, including those related to financial privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on the executive leadership team. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has outstanding convertible debt. In 2020, the Company issued Convertible Promissory Notes worth a principal amount totaling $1,569,500 (Series 2020 Notes). In 2021, the Company issued additional Convertible Promissory Notes worth a principal amount totaling $1,284,000 (Series 2021 Notes). The Series 2020 Notes and Series 2021 Notes both bear interest at a rate of 8.0% per annum with interest and principal maturing on August 17, 2022 for Series 2020 Notes and April 21, 2023 for Series 2021 Notes. Upon the closing of a qualified financing, as defined in the Notes, the entire amount of principal and accrued interest is convertible into Preferred Equity at a 25% discount with a valuation cap of $7.5 million. Upon a liquidation event, as defined in the Notes, the note holder shall have the option to receive an amount equal to the greater of 200% of the outstanding principal amount of the notes plus accrued interest, or the amount payable to the Company's most senior class of equity securities, as full payment of the Notes. The Notes are secured by a second priority security interest on all assets of the Company. The security shall be junior to security in connection with the Company's warehouse or similar lines of credit.

The Company has outstanding loans payable. The Company has Notes payable in connection with an Implementation Services Agreement signed with a third-party software developer. Under the agreement, the Company agreed to pay approximately $394,000 over 5-years beginning February 2021. Payments are made in equal monthly installments of approximately $6,500 and no interest is charged. As of December 31, 2020 the debt was recorded as Notes Payable – long-term liability of approximately $322,000 with approximately $72,000 being current liability.

The Company has previously participated in related party transactions. The Company previously operated under a predecessor company, Rellevate, LLC. Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut in January of 2019. Rellevate, Inc. (the Company) was incorporated in the state of Delaware in July of 2020 and in August of 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. This transaction was between entities under common control. Under its predecessor company, Rellevate, LLC, the sole managing member, who is currently the CEO of Rellevate, Inc, advanced approximately $25,000 to the company in 2019. The payable was unsecured and non-interest bearing. The advances were used to pay legal, marketing and business travel expenses of the company. The payable was fully repaid to the managing member in 2020.

The third-party CPA has included a "going concern" note in the financial reports. The financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 66.03% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. Additionally, pursuant to the terms of the investment documents, purchasers are granting an irrevocable proxy with respect to the voting of their shares. This will limit the voting influence of purchasers of Series Seed Preferred Stock as it will limit their ability to vote in certain circumstances and on certain actions.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Rellevate, Inc. offers digital banking and payment services to employees through their employers as a benefit. These services empower employees to access, move, and use their money anytime. The Company has developed and continues to build on its innovative financial services technology platform. Products include Digital Account, Pay-Any-Day, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. Customers of the Company are primarily located in the United States of America.

Description of the Business

Rellevate can change how employees get paid. Rellevate aims to improve employee attraction & retention by enabling employers to make everyday payday and providing a digital bank account with earned wage access, aiming to improve the lives of workers.

Problem

Many low to middle income hourly workers do not have access to cost-effective financial services to manage everyday cash flow needs. Employers are struggling to hire and retain employees. Traditional pay and benefits seem like they are not enough. The Rellevate platform offers digital banking services that promote financial wellness. This product can benefit both the employer, by increasing retention and decreasing hiring costs, as well as the employee, by offering a solution to immediate cash flow needs.

Target Market

Rellevate is a B2B platform and our target market includes employers with hourly employees across a range of industries. We have had success in acquiring employers in quick service retail, hospitality, schools, municipalities, and gig economy workforces.

Rellevate Solution

Once an employer agrees to offer Rellevate as a benefit, we solicit the employee-base to enroll and create an account. Employees change their payroll direct deposit to their new Rellevate account. Employers provide time and attendance data and Rellevate makes 50% of earned wages available between pay periods to the employee. The benefit is offered at no cost to the employer and we settle directly with the employee. Rellevate makes money on transaction fees and interchange based on employee account usage.

Progress & Traction

The Rellevate platform launched in 2020. We have onboarded 17 employers representing 12,000 total employees. We have more than 1,500 employee accounts as of December 2021. Our sales pipeline has grown with the addition of a large independent sales organization. In our current pipeline, we presently have more than 200 employer prospects representing over 750,000 total employee base. We are under contract with a large gig-economy company called Point Pickup, representing 350,000 individuals that can potentially make a Rellevate account.

Litigation

The Company is subject to legal proceedings or claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity. As of December 31, 2020 there were no pending legal proceedings.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.33% of the proceeds, or $100,000, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Business Development	50%	50%	50%
Client Onboarding	20%	20%	20%
Account Management	15%	15%	15%

Product & Technology	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

Name	Positions and Offices Held at the Company	Principal Occupation & Employment Responsibilities
Stewart Stockdale	Chairman & Chief Executive Officer	Chairman & CEO. Company vision, strategic planning, business growth, and overall fiscal management.
Greg Schneider	Board Member, Executive Vice President, Chief Information Officer	CIO. Manages all aspects of the company's technology platform, integrations and API development with vendors and partners.
Chip Steppacher	Chief Financial Officer	CFO. Ensures oversight and controls for the financial and accounting aspects of the company. Develops investor relationships and manages capital structure.
Steven Sigman	Chief Operations Officer	COO. Building and scaling the operations to support sales, client on-boarding, customer service, and settlement operations.
Michele Sullender	Chief Marketing & Product Officer	CMO/CPO. Responsible for product development and marketing of company's services. Oversees compliance matters and relationships with banking and processing partners.
Kim McCreven	Chief Revenue Officer	CRO. Responsible for building out sales and business development functions to grow all aspects of company revenue
Mark Parsells	Board Member	Managing Director for Montpelier Ventures based in Wilmington, Delaware. He serves as an independent member of Rellevate's board of directors.
Peter Longo	Board Member	Sr. Managing Director of investments at Connecticut Innovations, Inc. He serves as a member of Rellevate's board of directors.
Joel Whitley	Board Member	Partner and Principal for IAG Capital Partners. He serves as a member of Rellevate's board of directors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities, shown on a pro-forma basis post-stock-split as detailed in the A&R COI:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	2,500,000 shares	Yes	N/A	100%	N/A
2020 Series Convertible Note	$1,569,500	If converted, as outlined in the COI	The Convertible Notes are expected to convert to equity in this preferred financing round	N/A	Rights and terms as outlined in the COI
2021 Series Convertible Note	$1,284,000	If converted, as outlined in the COI		N/A	Rights and terms as outlined in the COI
Employee Option Pool	576,625	If exercised	N/A	N/A	N/A

The accrued interest on the 2020 Series Convertible Notes and 2021 Series Convertible Notes totals approximately $253,277, altogether, as of January 31, 2022. The Convertible Notes are expected to convert into approximately 1,362,057 Preferred Shares.

The Company has the following debt outstanding:

In 2020, the Company issued Convertible Promissory Notes worth a principal amount totaling $1,569,500 (Series 2020 Notes). In 2021, the Company issued additional Convertible Promissory Notes worth a principal amount totaling $1,284,000 (Series 2021 Notes). The Series 2020 Notes and Series 2021 Notes both bear interest at a rate of 8.0% per annum (compounded annually) with interest and principal maturing on August 17, 2022 for Series 2020 Notes and April 21, 2023 for Series 2021 Notes. Upon the closing of a qualified financing, as defined in the Notes, the entire amount of principal and accrued interest is convertible into Preferred Equity at a 25% discount with a valuation cap of $7.5 million. Upon a liquidation event, as defined in the Notes, the note holder shall have the option to receive an amount equal to the greater of 200% of the outstanding principal amount of the notes plus accrued interest, or the amount payable to the Company's most senior class of equity securities, as full payment of the Notes. The Notes are secured by a second priority security interest on all assets of the Company. The security shall be junior to security in connection with the Company's warehouse or similar lines of credit.

The Company has outstanding Notes payable connected to an Implementation Services Agreement signed with a third-party software developer. Under the agreement, the Company agreed to pay $393,900 over 5-years beginning February 2021. Payments are made in equal monthly installments of $6,565 and no interest is charged. As of December 31, 2020 the debt was recorded as Notes Payable – Long Term of $321,685, with $72,215 being current.

Ownership
A majority of the Company is owned by Chairman and Chief Executive Officer Stewart Stockdale.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own, shown on a pro-forma basis post-stock-split as detailed in the A&R COI.

Name	Number and type/class of security held	Percentage ownership
Stewart Stockdale	1,650,823 Common Shares	66.03%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Rellevate, Inc., ("the Company") was incorporated on July 17, 2020 under the laws of the State of Delaware, and is headquartered at 700 Canal St, 1st Floor, Stamford, CT 06902.

Rellevate, Inc. offers digital banking and payment services to employees through their employers as a benefit. These services empower employees to access, move, and use their money anytime. The Company has developed and continues to build on its innovative financial services technology platform. Products include Digital Account, Pay-Any-Day, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. Customers of the Company are primarily located in the United States of America. Please see financial reports attached as Exhibit B hereto for a further discussion on the operations of Rellevate.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $300,000 cash on hand as of December 31, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $13,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series 2020 Notes	August - December 2020	Regulation D	Convertible Note	$1,569,500	Continuing working capital
Series 2021 Notes	April - July 2021	Regulation D	Convertible Note	$1,284,000	Continuing working capital

All issued Convertible Notes are expected to be converted into Series Seed Preferred Stock as a fully-subscribed offering would constitute a Qualified Equity Financing under conversion of the Notes.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $1,200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment for an investor under Regulation CF in this Offering is $997.58. SeedInvest Auto Invest participants have a lower investment minimum in this offering of approximately $197.69.

For the Offerings, investors who invest $100,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors may be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company's certificate of incorporation then in effect (the "Restated Certificate")) the written consent or affirmative vote of the Requisite Holders (which is defined as the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

> (a) alter the rights, powers or privileges of the Preferred Stock set forth in this Restated Certificate or By-laws, as then in effect, in a way that adversely affects the Preferred Stock;

> (b) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

> (c) issue New Securities (as defined in that certain Series Seed Preferred Stock Investment Agreement, by and between the Company, the Purchasers and the Key Holders (each as defined therein)), for the principal purpose of raising capital, in an aggregate amount in excess of $5 million (excluding all amounts received upon conversion or cancellation of indebtedness (a "Financing Transaction") unless: (i) the original issue price for the New Securities is 2 times the Original Issue Price if such Financing Transaction occurs on or before a certain date; (ii) 2.5 times the Original Issue Price if the Financing Transaction occurs after certain date and on or before another certain date; and (iii) 4 times the Original Issue Price if the Financing Transaction occurs after the another certain date;

17

(d)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(e)   liquidate, dissolve, or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event unless the holders of the Series Seed Preferred Stock receive the following return from the liquidation, dissolution and winding up or Deemed Liquidation Event, as applicable: (i) 2 times the Original Issue Price if the Deemed Liquidation Event occurs on or before a certain date; (ii) 2.5 times the Original Issue Price if the Deemed Liquidation Event occurs after that certain date and on or before another certain date; and (iii) 4 times the Original Issue Price if the Deemed Liquidation Event occurs after that the another certain date.

Additionally, pursuant to the terms of the investment documents, purchasers are granting an irrevocable proxy with respect to the voting of their shares. This will limit the voting influence of purchasers of Series Seed Preferred Stock as it will limit their ability to vote in certain circumstances and on certain actions

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers may be granted some additional rights and preferences under the Investment Agreement. In the next financing the Company undertakes, holders of Series Seed Preferred Stock will be entitled to certain pre-emptive rights as defined in the Investment Agreement. If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers may be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding (other than those issued or issuable upon conversion of the Series Seed Preferred Stock), and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. Furthermore, pursuant to the terms of the investment documents each proposed transfer by any Purchaser must be approved in advance by the board of directors of the Company.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Under its predecessor company, Rellevate, LLC, the sole managing member, Stewart Stockdale, advanced $25,444 to the company in 2019 with $22,444 outstanding as a related party payable as of December 31, 2019. The payable was unsecured and non-interest bearing. The advances were used to pay legal, marketing and business travel expenses of the company. The payable was fully repaid to the managing member in 2020.

Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut on January 14, 2019. Rellevate, Inc. (the Company) was incorporated in the state of Delaware on July 17, 2020 and has corporate offices in Stamford, Connecticut. On August 11, 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. Stewart Stockdale was the sole managing member of Rellevate, LLC which acquired 100% of the outstanding shares of Rellevate, Inc. This transaction was between entities under common control.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Stewart Stockdale*

(Signature)

Stewart Stockdale

(Name)

Chairman & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Stewart Stockdale*

(Signature)

Stewart Stockdale

(Name)

Chairman & CEO

(Title)

February 10, 2022

(Date)

/s/ *Gregory Schneider*

(Signature)

Gregory Schneider

(Name)

Executive Vice President

(Title)

February 10, 2022

(Date)

/s/ *Mark Parsells*

_____

(Signature)

Mark Parsells

_____

(Name)

Board Member

_____

(Title)

February 10, 2022

_____

(Date)

/s/ *Peter Longo*

_____

(Signature)

Peter Longo

_____

(Name)

Board Member

_____

(Title)

February 10, 2022

_____

(Date)

/s/ *Joel Whitley*

_____

(Signature)

Joel Whitley

_____

(Name)

Board Member

_____

(Title)

February 10, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Contents:

2019 - Reviewed Financials

2020 - Audited Financials

Rellevate, LLC

Financial Statements

Period ended December 31, 2019
with Independent Accountants' Review Report



EXPERIENCE THAT COUNTS
ASSURANCE · TAX · ADVISORY SERVICES

Rellevate, LLC

Financial Statements

December 31, 2019

Contents



Independent Accountants' Review Report

To the Board of Directors and Stockholders
of Rellevate, LLC

We have reviewed the accompanying financial statements of Rellevate, LLC, which comprise the balance sheet as of December 31, 2019, and the related statement of operations, member's deficit (deficit), and cash flows for the period from January 14, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

300 Winding Brook Drive • Glastonbury, CT 06033 • 860.657.3651 • WWW.FMLCPAS.COM

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company reported an accumulated deficit of $22,000 and is projecting additional losses and has stated that there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fiondella, Milone & LaSaracina LLP

January 11, 2022
Glastonbury, Connecticut


Rellevate, LLC

Balance Sheet

December 31, 2019


Assets

Current assets:

Cash	$	250,142
Total current assets		250,142
Total assets	$	250,142

Liabilities and stockholders' equity (deficit)

Current liabilities:

Related party payable	$	22,444
Total current liabilities		22,444
Long-term liabilities:		
Deferred revenue		250,000
Total long-term liabilities		250,000
Total liabilities		272,444
Member's equity (deficit)		(22,302)
Total liabilities and member's equity (deficit)	$	250,142

See accompanying notes and accountant's review report

Rellevate, LLC
Statement of Operations
Period from January 14, 2019 to December 31, 2019

Revenue	$	-
Costs of services		-
Gross margin		-
Operating expenses:		
General and administrative		**13,139**
Sales and marketing		**9,163**
Total operating expenses		**22,302**
Net loss	**$**	**(22,302)**
Member's equity (deficit), beginning of period	$	-
Member's equity (deficit), end of period	**$**	**(22,302)**

See accompanying notes and accountant's review report

Rellevate, LLC
Statement of Cash Flows
Period from January 14, 2019 to December 31, 2019

Cash flows from operating activities:		
Net loss	$	(22,302)
Changes in operating assets and liabilities:		
Related party payable		22,444
Deferred revenue		250,000
Net cash provided by operating activities		250,142
Net increase in cash and cash equivalents		250,142
Cash at the beginning of the period		-
Cash at the end of the period	$	250,142

See accompanying notes and accountant's review report

Rellevate, LLC
Notes to Financial Statements

December 31, 2019

1. Organization and Nature of Operations

Rellevate, LLC (the Company) was organized as a Limited Liability Company in the state of Connecticut on January 14, 2019 and has its corporate office in Stamford, Connecticut. During 2019, the Company was pre-revenue and in the early stages of developing its strategy and forming its business model. The business was launched in the Fourth Quarter of 2020 after all of its assets were acquired by Rellevate, Inc. in an exchange of property for stock, which was accounted for as a transaction between entities under common control.

Rellevate, LLC offers digital banking and payment services to employees through their employers as a benefit. These services empower employees to access, move, and use their money anytime. The Company has developed and continues to build on its innovative financial services technology platform. Products include Digital Account, Pay-Any-Day, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. Customers of the Company are primarily located in the United States of America.

2. Going Concern

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. As of December 31, 2019, the Company has an accumulated deficit of approximately $22,000, and is projecting additional losses from operations. These factors among others raise substantial doubt about the Company's ability to continue as a going concern.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise capital to fund operating and working capital needs, as, the Company will require a significant amount of additional funds to fund additional operating losses which the Company expects to incur over the next few years. The Company has successfully raised cash proceeds of $2.9 million in two Series of Convertible Notes in 2020 and 2021 (see Note 10). The Company expects to raise additional capital in early 2022, but there can be no assurance that the Company will be successful in securing additional financing, if needed, to meet its operating needs.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 11, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the financial statement in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. While management believes the estimates and assumptions used in the preparation of the financial statement are appropriate, actual results could differ from those estimates.

Cash

The Company classifies cash as amounts on deposit in banks.

Accrued Expenses

The Company records expenses incurred not yet paid as accrued expenses in the liability section of the balance sheet.

Revenue and Deferred Revenue

The Company follows *Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its various updates (Topic 606).* Under Topic 606, revenues are recognized at point of purchase under the cardholder agreements in an amount that reflects the consideration the Company expects to be entitled to in exchange for these services. The Company does not have any significant financing components as payments are routinely received as services are performed.

The Company's primary revenue streams are monthly account maintenance fees and transaction-based fees. The transaction-based fees are charged for ATM, Pay-Any-Day and other payment transactions at the time these transactions are settled in accordance with the Cardholder Agreement. Interchange fees are also earned from the settlement of debit card usage (Issuer Payment Volume) at point of purchase based on issuer's standard fee schedule. All fees and revenue are collected by the issuer on settlement date and remitted to the Company on a daily basis.

3. **Summary of Significant Accounting Policies (continued)**

Revenue and Deferred Revenue (continued)

The Company earns volume incentive revenue based on the amount of payment volume transacted by the Company's debit card program. Volume incentive revenue is recognized over time as the incentives are earned and are considered variable consideration. At December 31, 2019, the Company has concluded that the variable consideration is constrained.

The Company records amounts received in advance of performance obligations under contracts with partners as deferred revenue and recognizes revenue as earned. As of December 31, 2019, the Company recorded $250,000 of deferred revenue under a third-party partner agreement (see Note 5).

Advertising Expenses

Advertising expenses are expensed as incurred. There were no advertising expenses incurred for the period ended December 31, 2019.

Financial Instruments

The Company's financial instruments are primarily comprised of related party payables, for which the carrying amount approximates fair value due to the short term maturities of such instruments.

4. Member's Equity

Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut on January 14, 2019. Stewart Stockdale is the sole managing member of Rellevate, LLC and owns 100% of the common units.

5. Contractual Commitments

Debit Card Partner Agreement

The Company entered into a 5-year Partner Agreement with a third-party on October 1, 2019 with a start date of the first day of the calendar quarter following the program launch date, which was October 1, 2020. This agreement provided an exclusive partnership for the Company to develop a debit product program with a third-party member financial institution. In support of initiating this exclusive partnership, the Company received an upfront bonus to of $250,000 in December 2019 based on anticipated payment volume over the first 3 years of the agreement after the launch date. This payment was recorded as deferred revenue due to the future performance obligations. The Company recognizes revenue when the related volume is generated on the debit card. In the event the Company's payment volume does not equal or exceed the minimum amount, the Company shall pay the third party a refund based on the prorated payment volume for the period.

The Company also earns volume incentive revenue based on a contracted percentage of the payment volume transacted by the Company's debit card program.

6. Legal

The Company is subject to legal proceedings or claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity. As of December 31, 2019 there were no pending legal proceedings.

7. Related Party Transactions

The sole managing member advanced $25,444 to the company in 2019 with $22,444 outstanding as a Related Party payable as of December 31, 2019. The payable was unsecured and non-interest bearing. The advances were used to pay legal, marketing and business travel expenses of the company. The payable was fully repaid to the managing member in 2020.

8. Concentration of Credit Risk

The cash balance is held in an account with a financial institution and insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times throughout the period amounts of cash maintained on deposit were in excess of FDIC limits.

9. Subsequent Events

The Company has evaluated events occurring between December 31, 2019 and January 11, 2022, the date the financial statements were available to be issued.

Rellevate, Inc. was incorporated in the state of Delaware on July 17, 2020. On August 11, 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. Stewart Stockdale was the sole managing member of Rellevate, LLC which acquired 100% of the outstanding shares of Rellevate, Inc. This transaction was between entities under common control.

Debt

In 2020 and 2021, the Company issued Convertible Promissory Notes with principal amount totaling $2,853,500, which bear interest at a rate of 8.0% per annum. The 2020 Series Notes mature on August 17, 2022 and the 2021 Series mature on April 23, 2023. Upon the closing of a qualified financing, as defined both in the 2020 and 2021 Series Notes, the entire amount of principal and accrued interest is convertible into Preferred Equity at a 25% discount with a valuation cap of $7.5 million. Upon a liquidation event, the note holder shall have the option to receive an amount equal to the greater of 200% of the outstanding principal amount of the notes plus accrued interest, or the amount payable to the Company's most senior class of equity securities, as full payment of the Notes. The Notes are secured by a second priority security interest on all assets of the Company. The security shall be junior to security in connection with the Company's warehouse or similar lines of credit.

The Company signed an Implementation Services Agreement with a third-party software developer. Under the agreement, the Company agreed to pay $393,900 over 5-years beginning February 2021. Payments are made in equal monthly installments of $6,565 and no interest is charged.

Contractual Commitments

Prepaid Card Partner Agreement

The Company entered into a 5-year Partner Agreement with a third-party in December 2020 with a start date of January 1, 2021, which provided an exclusive partnership for the Company to develop a prepaid card program with a third-party member financial institution. In support of initiating this exclusive partnership, the Company received an upfront bonus in 2021 based on anticipated payment volume over the first 3 years of the agreement. In the event, the Company's payment volume does not equal or exceed the minimum amount, the Company shall pay the third-party a refund based on the prorated payment volume for the period.

The Company also earns volume incentive revenue based on a contracted percentage of the payment volume transacted by the Company's prepaid card program.

9. Subsequent Events (continued)

Contractual Commitments (continued)

Debit Processing Services Agreement

The Company entered into a 5-year Debit Processing Services Agreement with a third party with a start date of August 1, 2020. The core services provided under this contract are prepaid processing, external web services, prepaid support services, prepaid card fulfillment and call center services. Under the terms of this agreement, the Company has agreed to minimum monthly fees of $20,000 in year two and $30,000 in years three through five. There are no minimums in the first year.

Software License Subscription Agreement and Implementation Services Agreement

The Company entered into a 5-year Licensed Software Agreement in 2020 with a third-party for their Cyberbank Digital Platform (the Platform). Under the terms of this agreement, the Company has monthly installments of the annual license fee which is based on the number of accounts on the Platform. There is a minimum annual fee of $200,000 each year and payments under this agreement started in February 2021.

Bank Master Services Agreement

The Company entered into a 5-year Master Services Agreement in 2020 with a third-party bank, which provides bank services for approved programs which include the Digital Account, Pay-Any-Day Product, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. The third-party bank requires the Company to maintain a reserve account balance of $25,000, subject to adjustment based on volume, as security for all obligations of the Company under the agreement.

Master Referral Agreement

During August 2021, the Company entered into a five year agreement with a master referral agent who will provide customer referrals. For any new customers obtained through this arrangement, the Company will pay the referral agent 50% of net revenue from the customers and an upfront payment based on the number of customers referred and onboarded.

Customer Contract

During August 2021, the Company entered into a three year agreement with an unrelated third party to provide Rellevate's services in a private label account to their "gig"community workers. For any new accounts obtained through this relationship, the Company will pay 50-60% of net revenues, depending on total number of accounts.

Rellevate, Inc.

Audited Financial Statements

December 31, 2020
with Independent Auditors' Report



Rellevate, Inc.

Audited Financial Statements

December 31, 2020

Contents



Independent Auditors' Report

To the Board of Directors and Stockholders
of Rellevate, Inc.

We have audited the accompanying financial statements of Rellevate, Inc. (the Company) (a Delaware corporation) which comprise the balance sheet as of December 31, 2020, and the related statement of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

300 WINDING BROOK DRIVE • GLASTONBURY, CT 06033 • 860.657.3651 • WWW.FMLCPAS.COM

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company reported a loss from operations of $586,950, cash used by operations of $589,147 and an accumulated deficit of $641,405. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Fiondella, Milone & LaSaracina LLP

January 11, 2022
Glastonbury, Connecticut

Rellevate, Inc.
Balance Sheet
December 31, 2020

Assets

Current assets:

Cash	$	1,058,063
Accounts receivable		15,109
Prepaid expenses and other current assets		65,372
Total current assets		1,138,544
Capitalized software development costs, net		534,794
Other assets		25,000
Total assets	$	1,698,338

Liabilities and stockholders' equity (deficit)

Current liabilities:

Accounts payable	$	13,379
Accrued expenses		50,232
Deferred marketing expense		43,750
Notes payable - current		72,215
Total current liabilities		179,576
Long-term liabilities:		
Convertible promissory notes, net		1,553,242
Accrued interest - convertible promissory notes		35,140
Notes payable - long-term		321,685
Deferred revenue		250,000
Total long-term liabilities		2,160,067
Total liabilities		2,339,643

Stockholders' equity (deficit):

Common stock; $0.001 par value; 1,000,000 shares authorized, 100,000 shares issued and outstanding at December 31, 2020		100
Additional paid-in capital		-
Accumulated deficit		(641,405)
Total stockholders' equity (deficit)		(641,305)
Total liabilities and stockholders' equity (deficit)	$	1,698,338

See accompanying notes

Rellevate, Inc.
Statement of Operations
Year ended December 31, 2020

Revenue	$	101,224
Cost of revenue		146,070
Gross margin		(44,846)
Operating expenses:		
General and administrative		147,704
Technology		266,940
Sales and marketing		127,460
Total operating expenses		542,104
Loss from operations		(586,950)
Other income (expense):		
Interest income		239
Other income		6,000
Interest expense		(38,392)
Total other income (expense)		(32,153)
Loss from operations before income taxes		(619,103)
Income tax expense		-
Net loss	$	(619,103)

See accompanying notes


Rellevate, Inc.
Statement of Stockholders' Equity (Deficit)
For the Year ended December 31, 2020


	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, December 31, 2019	-	$ -	$ -	$ (22,302)	$ (22,302)
Issuance of common stock	100,000	100	-	-	100
Net loss	-	-	-	(619,103)	(619,103)
Balance, December 31, 2020	100,000	$ 100	$ -	$ (641,405)	$ (641,305)

See accompanying notes

Rellevate, Inc.
Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	**(619,103)**
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Depreciation and amortization		**15,280**
Accrued interest on convertible notes		**35,140**
Changes in operating assets and liabilities:		
Accounts receivable		**(15,109)**
Prepaid expenses and other current assets		**(65,372)**
Other assets		**(25,000)**
Accounts payable and accrued expenses		**41,167**
Deferred marketing expense		**43,750**
Net cash used by operating activities		**(589,247)**
Cash flows from investing activities:		
Capitalized software development costs		**(550,074)**
Net cash used by investing activities		**(550,074)**
Cash flows from financing activities:		
Issuance of common stock		**100**
Proceeds from convertible promissory notes, net of closing costs		**1,553,242**
Proceeds from note payable		**393,900**
Net cash provided by financing activities		**1,947,242**
Net increase in cash and cash equivalents		**807,921**
Cash and cash equivalents at the beginning of the year		**250,142**
Cash and cash equivalents at the end of the year	$	**1,058,063**
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	**3,252**

See accompanying notes

Rellevate, Inc.
Notes to Financial Statements

December 31, 2020

1. Organization and Nature of Operations

Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut on January 14, 2019. Rellevate, Inc. (the Company) was incorporated in the state of Delaware on July 17, 2020 and has corporate offices in Stamford, Connecticut. On August 11, 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. Stewart Stockdale was the sole managing member of Rellevate, LLC which acquired 100% of the outstanding shares of Rellevate, Inc. This transaction was between entities under common control. We have retroactively reflected the recapitalization in the accompanying balance sheet, statement of operations and the statement of changes in stockholder's equity (deficit) to the earliest period presented.

Rellevate, Inc. offers digital banking and payment services to employees through their employers as a benefit. These services empower employees to access, move, and use their money anytime. The Company has developed and continues to build on its innovative financial services technology platform. Products include Digital Account, Pay-Any-Day, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. Customers of the Company are primarily located in the United States of America.

2. Going Concern

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. For the year ending December 31, 2020, the Company reported a loss from operations of $586,950 and cash used by operations of $589,147. At December 31, 2020, the Company has an accumulated deficit of approximately $641,000, and is projecting additional losses from operations in 2021 and 2022. These factors among others raise substantial doubt about the Company's ability to continue as a going concern.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Management continues to raise capital to fund operating and working capital needs, however, the Company will require a significant amount of additional funds to fund additional operating losses which the Company expects to incur over the next few years. The Company has successfully raised cash proceeds of $2.9 million in two Series of Convertible Notes in 2020 and 2021 (see Note 9 and 13). The Company expects to raise additional capital in 2022, but there can be no assurance that the Company will be successful in securing additional financing, if needed, to meet its operating needs.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 11, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with United States generally accepted accounting principles.

Use of Estimates

The preparation of the financial statement in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. While management believes the estimates and assumptions used in the preparation of the financial statement are appropriate, actual results could differ from those estimates.

Cash

The Company classifies cash as amounts on deposit in banks.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs, collections and current conditions. There was no allowance for doubtful accounts at December 31, 2020. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Capitalized Software Development Costs

Software development costs related to the development of the Company's software modules are expensed or capitalized in accordance with the authoritative guidance issued by the FASB pertaining to software development costs. The software costs are amortized over the estimated useful lives of the related assets, which is three years.

Accrued Expenses

The Company records expenses incurred not yet paid as accrued expenses in the liability section of the balance sheet.

3. Summary of Significant Accounting Policies (continued)

Deferred Marketing Expenses

The Company receives annual joint marketing payments under its Partner Agreement (see Note 9) and records them as a liability. These incentives are to be used for marketing initiatives in support of the Company's debit products. These incentives are amortized monthly over the annual period and recorded as a reduction of the Company's marketing expenses. As of December 31, 2020, the remaining deferred marketing expenses balance was $43,750.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company's long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the debt as interest expense.

Revenue and Deferred Revenue

The Company adopted *Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its various updates (Topic 606) effective January 1, 2019* Under Topic 606, revenues are recognized at point of purchase under the cardholder agreements in an amount that reflects the consideration the Company expects to be entitled to in exchange for these services. The Company does not have any significant financing components as payments are routinely received as services are performed.

The Company's primary revenue streams are monthly account maintenance fees and transaction-based fees. The transaction-based fees are charged for ATM, Pay-Any-Day and other payment transactions at the time these transactions are settled in accordance with the Cardholder Agreement. Interchange fees are also earned from the settlement of debit card usage (Issuer Payment Volume) at point of purchase based on issuer's standard fee schedule. All fees and revenue are collected by the issuer on settlement date and remitted to the Company on a daily basis.

The Company earns volume incentive revenue based on the amount of payment volume transacted by the Company's debit card program. Volume incentive revenue is recognized over time as the incentives are earned and are considered variable consideration. At December 31, 2020, the Company has concluded that the variable consideration is constrained.

The Company records amounts received in advance of performance obligations under contracts with partners as deferred revenue and recognizes revenue as earned. As of December 31, 2020, the Company recorded $250,000 of deferred revenue under a third-party partner agreement (see Note 9).

3. Summary of Significant Accounting Policies (continued)

Cost of Revenue

Cost of revenue consists primarily of costs of providing account and transactional services to our digital banking clients. The Company utilizes debit processing and banking services that are proprietary and from third parties. Collectively these account and transaction volumes carry certain costs.

Technology Expenses

Technology expenses relate to technology infrastructure (both network and cloud), software development, and software licensing.

Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expenses were $44,674 for year ended December 31, 2020.

Income Taxes

The Company uses the asset/liability method of accounting for income taxes, as set forth in *ASC 740, Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry forwards, all calculated using presently enacted tax rates (see Note 8).

Financial Instruments

The Company's financial instruments are primarily comprised of accounts receivable, accounts payable, accrued liabilities, and long-term convertible promissory notes. For accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value due to the short term maturities of such instruments. The estimated fair value of the Company's long-term convertible promissory notes approximates carrying value.

4. Capitalized Software Development Costs

Capitalized software development costs consist of the following at December 31, 2020:

Software development costs	$ 550,074
Less: accumulated amortization	15,280
Software development costs, net	$ 534,794

Amortization expense was $15,280 for the year ended December 31, 2020.

5. Accrued Expenses

Accrued expenses consist of the following at December 31, 2020:

Technology	$	18,113
Legal		11,500
Sales & marketing		9,440
Operations		7,412
Other		3,767
	$	50,232

6. Debt

Convertible Debt

In 2020, the Company issued Convertible Promissory Notes with principal amount totaling $1,569,500 (Series 2020 Notes). The Series 2020 Notes bear interest at a rate of 8.0% per annum with interest and principal maturing on August 17, 2022. Upon the closing of a qualified financing, as defined in the Series 2020 Note, the entire amount of principal and accrued interest is convertible into Preferred Equity at a 25% discount with a valuation cap of $7.5 million. Upon a liquidation event, as defined in the Series 2020 Note, the note holder shall have the option to receive an amount equal to the greater of 200% of the outstanding principal amount of the notes plus accrued interest, or the amount payable to the Company's most senior class of equity securities, as full payment of the Notes. The Notes are secured by a second priority security interest on all assets of the Company. The security shall be junior to security in connection with the Company's warehouse or similar lines of credit. Interest has been accrued in an amount of $35,140 as of December 31, 2020.

Convertible debt consisted of the following at December 31, 2020:

Series 2020 Notes	$	1,569,500
Less debt discount for closing costs		(16,258)
Total convertible promissory notes, net	$	1,553,242

Long-Term Notes Payable

The Company signed an Implementation Services Agreement with a third-party software developer. Under the agreement, the Company agreed to pay $393,900 over 5-years beginning February 2021. Payments are made in equal monthly installments of $6,565 and no interest is charged. As of December 31, 2020 the debt was recorded as Notes Payable – Long Term of $321,685, with $72,215 being current.

7. Stockholders' Equity

Common Stock

At the incorporation of the company in July 2020, per the Company's Certificate of Incorporation, the Company was authorized to issue 1,000,000 shares of $0.001 par value common stock. The Company issued 100,000 restricted common shares to the Chief Executive Officer, who then issued 34,750 of his shares to five officers and one consultant to the Company. The shares were issued for services provided prior to the organization of the Company with a portion immediately vested and the remainder vesting monthly from August 2020 until August 2022 based upon the completion of service. The shares were considered founder shares and no non-cash compensation relating to the vesting of shares under this agreement was recorded. In addition, one of the non-officer directors of the Company was issued restricted common shares at the inception of the Company under similar vesting schedules as the officers of the Company. At December 31, 2020, there were 100,000 restricted common shares outstanding, of which, 15,833 shares which were granted to the officers and consultant were not fully vested. The value associated with these shares is not considered material to the financial statement.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders.

8. Revenue

As described in Note 3, the Company's fee and transaction-based revenue is earned at a point in time, and revenue from certain other agreements is earned over time. For the year ended December 31, 2020, revenue was earned as follows:

Over time	$	-
Point in time		101,224
Total revenue	$	101,224

9. Income Taxes

Rellevate LLC (the Predecessor) contributed its trade and business assets to the Company on August 11, 2020 in exchange for common stock of Rellevate, Inc. (the Transaction). The Transaction was treated as an exchange of property for stock under Section 351 of the Internal Revenue Code, which is generally treated as a tax deferred transaction. As such, the Transaction did not give rise to a tax liability. Further, timing differences in the recognition of the basis of Predecessor's contributed assets and liabilities for accounting and tax purposes did not give rise to a deferred tax asset as of the date of the Transaction, as a result of the valuation allowance recorded.

Rellevate LLC's business activity through August 11, 2020 (prior to the Transaction) did not result in a provision or benefit for income taxes, as Rellevate LLC is a disregarded entity for U.S. federal and state income tax purposes (a nontaxable entity), and thus all income tax consequences are recognized by the shareholders for U.S. federal and Connecticut income tax purposes.. Rellevate, Inc.'s business activity from August 11, 2020 through December 30, 2020 did not result in a provision or benefit for income taxes, as Rellevate Inc. has a full valuation allowance against its U.S. federal and Connecticut deferred tax assets.

The Company had no federal and state income tax provision (benefit) as of December 31, 2020.

Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards that give rise to a significant portion of the deferred income tax benefits and liabilities are as follows at December 31, 2020:

Net operating losses	$	50,499
Deferred revenue		67,206
Interest		9,463
Other		15,816
Deferred tax assets		142,984
Valuation allowance		(142,984)
Net deferred tax assets	$	-

The Company's effective income tax rate is different from the federal statutory tax rate predominantly due to state taxes and the valuation allowance recorded.

The Company has provided a valuation allowance against the full amount of the deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits will not be realized in the short term. All or a portion of the remaining valuation allowance may be reduced in future years based on an assessment of earnings sufficient to fully utilize these potential tax benefits.

9. Income Taxes (continued)

As of December 31, 2020, the Company had approximately $187,518 of federal loss carryforwards that do not expire and $187,518 of state loss carryforwards which expire at various dates through fiscal year 2036.

On March 27, 2020, President Trump signed into law the $2 trillion bipartisan Coronavirus Aid, Relief, and Economic Security (CARES) Act (H.R. 748). The CARES Act includes a variety of economic and tax relief measures intended to stimulate the economy, including loans for small businesses, payroll tax credits/deferrals, and corporate income tax relief. Due the Company's tax loss carryforwards and full valuation allowance, the CARES Act did not have an impact on the income tax provision, as the corporate income tax relief was directed towards cash taxpayers.

The Company complies with the provisions of ASC 740 in accounting for its uncertain tax positions. ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in tax expense. The Company had no accruals for interest and penalties at December 31, 2020. The Company does not expect the amount of unrecognized tax benefits to materially change within the next twelve months.

The Company is required to file income tax returns in the U.S. Federal jurisdiction, and in the State of Connecticut. The statute of limitations for tax assessment is generally three years. However, until the statute of limitations expires for the years in which the net operating losses and tax credits carryovers are utilized, the Company remains subject to future examinations for adjustments to these tax benefit carryovers.

10. Contractual Commitments

Debit Card Partner Agreement

The Company entered into a 5-year Partner Agreement with a third-party on October 1, 2019 with a start date of the first day of the calendar quarter following the program launch date, which was October 1, 2020. The agreement which provided an exclusive partnership for the Company to develop a debit product program with a third-party member financial institution. In support of initiating this exclusive partnership, the Company received an upfront bonus to of $250,000 in December 2019 based on anticipated payment volume over the first 3 years of the agreement after the launch date. This payment was recorded as deferred revenue due to the future performance obligations. The Company recognizes revenue when the related volume is generated on the debit card. In the event the Company's payment volume does not equal or exceed the minimum amount, the Company shall pay the third party a refund based on the prorated payment volume for the period.

The Company also earns volume incentive revenue based on a contracted percentage of the payment volume transacted by the Company's debit card program.

Prepaid Card Partner Agreement

The Company entered into a 5-year Partner Agreement with a third-party in December 2020 with a start date of January 1, 2021, which provided an exclusive partnership for the Company to develop a prepaid card program with a third-party member financial institution. In support of initiating this exclusive partnership, the Company received an upfront bonus in 2021 based on anticipated payment volume over the first 3 years of the agreement. In the event, the Company's payment volume does not equal or exceed the minimum amount, the Company shall pay the third-party a refund based on the prorated payment volume for the period.

The Company also earns volume incentive revenue based on a contracted percentage of the payment volume transacted by the Company's prepaid card program.

Debit Processing Services Agreement

The Company entered into a 5-year Debit Processing Services Agreement with a third party with a start date of August 1, 2020. The core services provided under this contract are prepaid processing, external web services, prepaid support services, prepaid card fulfillment and call center services. Under the terms of this agreement, the Company received a signing incentive of $100,000 and has agreed to minimum monthly fees of $20,000 in year two and $30,000 in years three through five. There are no minimums in the first year.

10. Contractual Commitments (continued)

Software License Subscription Agreement and Implementation Services Agreement

The Company entered into a 5-year Licensed Software Agreement in 2020 with a third-party for their Cyberbank Digital Platform (the Platform). Under the terms of this agreement, the Company has monthly installments of the annual license fee which is based on the number of accounts on the Platform. There is a minimum annual fee of $200,000 each year and payments under this agreement started in February 2021.

Bank Master Services Agreement

The Company entered into a 5-year Master Services Agreement in 2020 with a third-party bank, which provides bank services for approved programs which include the Digital Account, Pay-Any-Day Product, Debit Card, Bill Pay, Send Money, Gift and Incentive Cards. The third-party bank requires the Company to maintain a reserve account balance of $25,000, subject to adjustment based on volume, as security for all obligations of the Company under the agreement. The amount has been reported as other assets on the accompanying financial statement.

11. Legal

The Company is subject to legal proceedings or claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity. As of December 31, 2020 there were no pending legal proceedings.

12. Concentration of Credit Risk

For the year ended December 31, one customer agreement represented approximately 99% of total revenue. At December 31, 2020, all accounts receivable relates to a single customer.

The cash balance identified in the balance sheet is held in multiple accounts with two financial institutions and insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution. The Company had maintained cash on deposit which included $785,278 of uninsured cash in excess of FDIC limits.

13. Subsequent Events

The Company has evaluated events occurring between December 31, 2020 and January 11, 2022, the date the financial statements were available to be issued.

From April 21, 2021 to July 9, 2021, the Company issued additional Convertible Promissory Notes with principal amount totaling $1,284,000 (Series 2021 Notes). The Series 2021 Notes have the same terms as the Series 2020 Notes and mature on April 21, 2023 (See Note 6).

13. Subsequent Events (continued)

During August 2021, the Company entered into a five year agreement with a master referral agent who will provide customer referrals. For any new customers obtained through this arrangement, the Company will pay the referral agent a one-time bonus and 50% of net revenue from the customers and an upfront payment based on the number of customers onboarded.

During August 2021, the Company entered into a three year agreement with an unrelated third party to provide Rellevate's services in a private label account to their "gig"community workers. For any new accounts obtained through this relationship, the Company will pay 50-60% of net revenues, depending on total number of accounts.

EXHIBIT C

SI Website


Pay
Any-Day
RELLEVATE
VISA
PAY ANY-DAY
TRANSFER

Consumer Finance | Peer-to-Peer Money Transfer | Banking | Stamford

Website: https://www.rellevate.com

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Rellevate

Digital banking platform enabling employers to offer their employees a benefit to get paid any day.

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$998	$13,500,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN RELLEVATE

Time Left 65d : 11h : 03m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Rellevate is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Key integrated platform partners, providers, and clients include Visa, Technisys, Cardtronics, Sutton Bank, Payveris, and Qolo
- Signed contracts with 17 employers representing more than 12K employees, of which over 1.5K have already created Rellevate accounts (as of December 2021)
- Signed distribution and lead generation agreement with Blue Coast, a large independent sales organization, in August 2021
- Signed key gig-economy player, Point Pickup (with 350K drivers), in August 2021
- Founded by industry leaders with more than 50+ years combined experience in consumer financial services and payments at major enterprises (J.G. Wentworth, Western Union, MasterCard, First Data / Fiserv, JP Morgan, IBM)

Fundraise Highlights

- Total Round Size: US $4,000,000
- Raise Description: Seed
- Minimum Investment: US $998 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $13,500,000
- Target Minimum Raise Amount: US $1,200,000
- Offering Type: Side by Side Offering

Rellevate can change how employees get paid. Rellevate aims to improve employee attraction & retention by enabling employers to make everyday payday and providing employees a digital bank account with earned wage access, to improve workers' lives.

PROBLEM

Many low to middle income hourly workers do not have access to cost-effective financial services to manage everyday cash flow needs. Employers are struggling to hire and retain employees. Traditional pay and benefits seem like they are not enough. The Rellevate platform offers digital banking services that promote financial wellness. This product can benefit both the employer, by increasing retention and attraction for hires, and the employee, by offering a solution to immediate cash flow needs.

TARGET MARKET

Rellevate is a B2B platform and our target market includes employers with hourly employees, across a range of industries. We have had success in acquiring employers in quick service retail, hospitality, schools, municipalities, and gig economy workforces.

RELLEVATE SOLUTION

Once an employer agrees to offer Rellevate as a benefit, we solicit the employee-base to enroll and create an account. Employees change their payroll direct deposit to their new Rellevate account. Employers provide time and attendance data and Rellevate makes 50% of earned wages available between pay periods to the employee. The benefit is offered at no cost to the employer and we settle directly with the employee. Rellevate makes money on transaction and interchange fees based on employee account usage.

PROGRESS & TRACTION

The Rellevate platform launched in 2020. We have onboarded 17 employers representing 12,000 total employees. We have more than 1,500 employee accounts as of December 2021. Our sales pipeline has grown with the addition of a large independent sales organization for distribution. In our current pipeline, we have more than 200 employer prospects, representing a total employee base of over 750,000. We are under contract with a large gig-economy company called Point Pickup, representing 350,000 individuals that can potentially make a Rellevate account.

Pitch Deck



Gallery





Benefits.

Media Mentions

Forbes AMERICAN BANKER YAHOO! NEWS EINPRESSWIRE RETAIL BANKER

FINTECH FUTURES Banking ENTERPRISE TALK

The Team

Founders and Officers



Stewart A. Stockdale
CHAIRMAN AND CEO

Stewart is responsible for the company's vision, strategic planning, and business growth. He is also responsible for overall fiscal management.

Stockdale brings broad experience with world-class companies in the payments, financial services, and consumer products sectors. Former CEO of JG Wentworth, President at Western Union, and Senior Management positions at Simon Property Group, MasterCard, and American Express.



Greg Schneider
CHIEF INFORMATION OFFICER

Greg Schneider serves as Executive Vice President and Chief Information Officer for Rellevate. Responsibilities include managing all technology infrastructure for Rellevate. Greg provides the strategic foundation and blueprint for Rellevate's connection with technology partners. Greg helps provide optimal solutions for all of the products and services offered at Rellevate, including the technology roadmap.

Greg has extensive experience in consumer and financial service businesses, holding senior leadership positions at JG Wentworth (CIO), Western Union, Simon Property Group, and Banc One.



Mark Forster
INNOVATION ADVISOR

Mark Forster assists with identifying new business and product opportunities and championing the consumer / customer experience.

Mark has a proven track record for driving growth, profitability, and branding for a series of Fortune 500 companies in domestic and international markets during his time at WPP. In that role, Mark has experience working with companies such as Ford Motor Company, Range Rover, Coca-Cola, and McDonald's.

Key Team Members



Chip Steppacher
Chief Financial Officer



Michele Sullender
Chief Marketing & Product Officer



Steven Sigman
Chief Operations Officer



Kim McCreven
Chief Revenue Officer

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $4,000,000
Minimum investment:	US $998
Target Minimum:	US $1,200,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $3.0414
Pre-Money valuation:	US $13,500,000
Option pool:	10.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Rellevate has set an overall target minimum of US $1,200,000 for the round, Rellevate must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Rellevate's Form C.
Regulation CF cap:	While Rellevate is offering up to US $4,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



Business Development • Client Onboarding • Account Management • Product & Technology

If Maximum Amount Is Raised



Business Development • Client Onboarding • Account Management • Product & Technology

Investor Perks

1. For any investors that open a Rellevate Digital Account: Receive Preferred Earnings Credit for the first 6 months.

2. Investments over $5,000 are eligible for a 1-hour virtual meet and greet with the Rellevate management team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Rellevate's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

2020 Note		2021 Note	
Round Size	US $1,569,500	Round Size	US $1,284,000
Closed Date	Dec 1, 2020	Closed Date	Apr 21, 2021
Security Type	Convertible Note	Security Type	Convertible Note
Valuation Cap	US $7,500,000	Valuation Cap	US $7,500,000

Market Landscape



Market - Disruption of Traditional Pay Periods

Early research suggests that the disruption of traditional pay periods could quickly create a **$12 billion** market opportunity, as reported by MarketWatch (July 2021)

Rellevate's market opportunity is to speed up access to earned wages, especially for hourly employees with tighter cash-flow needs and a greater proclivity to use costly and predatory options (such as payday loans) to make ends meet. Fintech solutions that can allow workers to receive their wages at the end of a shift, may drive one of the biggest changes to the payroll industry in decades, following a long stretch of monthly and then biweekly pay cycles.

Rellevate's Addressable Industries:

- Gig Economy

- Retail

- Healthcare

- Fast Food / Dining

- Education

- Government

- Hospitality

- Grocery

- Arts & Entertainment

- Information Technology

Rellevate's Addressable Employee Segments:

- Hourly Workers

- Gig-Economy Workers

- Salaried / Professional

- 1099s / Independent Contractors

A growing interest among younger workers to access their pay more quickly could create a **$12 billion market** and disrupt the traditional idea of pay periods. (Source: *MarketWatch*, July 2021)

Rellevate's Investment Highlights:

- We believe Rellevate has a highly scalable business model, and we target to grow accounts in excess of one million. (See Data Room for more detail on projections.)

- We believe there is a large addressable market with the "Great Resignation" fueling increased demand and interest

- We believe the market is in need, as it is estimated that nearly 80% of American workers live paycheck to paycheck and nearly 50% do not have savings to cover a $400 emergency need (e.g. medical, car break down, other)

- Rellevate has a comprehensive product set with digital banking & earned wage access

- Rellevate has a business model that facilitates repeat transactions by users, where Earned Wage Access or Bill-Pay may be used in monthly cycles, allowing for recurring revenue to be created

- We believe Rellevate has a proven management team, with enterprise level experience in financial services and growth

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive benefits and financial wellness spaces. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to many U.S. federal and state laws and regulations, including those related to financial privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on the executive leadership team. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to continue operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has outstanding convertible debt. In 2020, the Company issued Convertible Promissory Notes worth a principal amount totaling $1,569,500 (Series 2020 Notes). In 2021, the Company issued additional Convertible Promissory Notes worth a principal amount totaling $1,284,000 (Series 2021 Notes). The Series 2020 Notes and Series 2021 Notes both bear interest at a rate of 8.0% per annum with interest and principal maturing on August 17, 2022 for Series 2020 Notes and April 21, 2023 for Series 2021 Notes. Upon the closing of a qualified financing, as defined in the Notes, the entire amount of principal and accrued interest is convertible into Preferred Equity at a 25% discount with a valuation cap of $7.5 million. Upon a liquidation event, as defined in the Notes, the note holder shall have the option to receive an amount equal to the greater of 200% of the outstanding principal amount of the notes plus accrued interest, or the amount payable to the Company's most senior class of equity securities, as full payment of the Notes. The Notes are secured by a second priority security interest on all assets of the Company. The security shall be junior to security in connection with the Company's warehouse or similar lines of credit.

The Company has outstanding loans payable. The Company has Notes payable in connection with an Implementation Services Agreement signed with a third-party software developer. Under the agreement, the Company agreed to pay approximately $394,000 over 5-years beginning February 2021. Payments are made in equal monthly installments of approximately $6,500 and no interest is charged. As of December 31, 2020 the debt was recorded as Notes Payable – long-term liability of approximately $322,000 with approximately $72,000 being current liability.

The company currently has outstanding secured debt in the form of outstanding Convertible Notes. The secured debt outstanding of the Company is in the Convertible Notes, which have a second priority security interest on all assets of the Company, as detailed section in the form of Convertible Promissory Note. The security of the Convertible Notes is junior to the security interest in connection with the Company's warehouse or similar line of credit. As the Company does not have any outstanding liabilities in connection with a warehouse line of credit, as of February 8, 2022, the only security interest is within the Convertible Notes. Secured liabilities may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies.

The Company has previously participated in related party transactions. The Company previously operated under a predecessor company, Rellevate, LLC. Rellevate, LLC was organized as a Limited Liability Company in the state of Connecticut in January of 2019. Rellevate, Inc. (the Company) was incorporated in the state of Delaware in July of 2020 and in August of 2020, Rellevate, Inc. acquired all the net assets of Rellevate, LLC in exchange for stock. This transaction was between entities under common control. Under its predecessor company, Rellevate, LLC, the sole managing member, who is currently the CEO of Rellevate, Inc, advanced approximately $25,000 to the company in 2019. The payable was unsecured and non-interest bearing. The advances were used to pay legal, marketing and business travel expenses of the company. The payable was fully repaid to the managing member in 2020.

The third-party CPA has included a "going concern" note in the financial reports. The financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Rellevate's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Rellevate's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⌄ ▢ Financials (4 files)	Feb 9, 2022	Folder
⌄ ▢ Fundraising Round (1 file)	Feb 9, 2022	Folder
⌄ ▢ Investor Agreements (1 file)	Feb 9, 2022	Folder
⌄ ▢ Miscellaneous (4 files)	Feb 9, 2022	Folder

Join the Conversation

Be the first to post a comment or question about Rellevate.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Rellevate

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Rellevate. Once Rellevate accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Rellevate in exchange for your securities. At that point, you will be a proud owner in Rellevate.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Rellevate has set a minimum investment amount of US $998. Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Rellevate does not plan to list these securities on a national exchange or another secondary market. At some point Rellevate may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Rellevate either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Rellevate's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Rellevate's Form C. The Form C includes important details about Rellevate's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



RELLEVATE

Digital Banking & Payment Services

Financial Wellness Benefits for Employers to Attract & Retain Employees

www.rellevate.com



9:41
RELLEVATE
Good afternoon, Alex.
PAY ANY DAY
BILL PAY
SEND MONEY
ACCOUNTS
Alex Duran
4000 12** **** 9010
Rellevate Account Balance
$ 575.00
Pay Any-Day Available Balance
$ 275.00
CARDS
RELLEVATE
DEBIT CARD
4000 1234 5678 9010
10/24
DEBIT
ALEX DURAN
VISA
The Rellevate ® Visa Debit Card is issued by Sutton Bank, Member FDIC, pursuant to a license from Visa U.S.A., Inc



Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

RELLEVATE



Nearly half of American companies report they cannot hire and retain sufficient levels of staffing to keep up with demand. Even more must modify existing operations due to worker shortages.

For the Employer...

- Hiring struggles to attract new employees in today's competitive environment

- Labor shortages, increased turnover, skyrocketing training costs, and employee defection

- Going to costly lengths to continue operations, trying to get back to "business as usual"

U.S. Worker Insecurity...

✓ **78%** live paycheck to paycheck

✓ **44%** have less than $400 saved for unexpected expenses

✓ **65%** feel personal financial worries impact their health

Rellevate is addressing an emerging workplace dynamic of worker financial insecurity and is providing employees access to their money and earned wages when they need it.

Sources:
Pew Charitable Trust Consumer Finance Project
Federal Reserve, "Report on the Economic Well-Being of U.S. Households in 2018", May 2019
2017 Career Builder Survey

RELLEVATE



Traditional financial services are failing to meet the needs of the middle and low-income workers. Existing alternatives are fragmented, confusing, and costly to the most vital segment of the workforce.

Banks



CHASE
BANK OF AMERICA
tcf bank
BANK OF THE WEST — BNP PARIBAS
WELLS FARGO
REGIONS

Earned Wage Access



EZ PAYDAY LOANS
PayActiv — Security | Dignity | Savings
dailypay
PAYDAY LOAN STORE
CHECKS CASHED

Bill Pay



speedpay — an ACI Worldwide company
TD Bank — America's Most Convenient Bank
MoneyGram
US bank

Int'l Money Transfer



Sigue
WorldRemit
WESTERN UNION WU
TransferWise

The above logos represent key players in each space, many of which only focus on their specific area.

Rellevate provides these services and aims to be easy, affordable, and secure



Rellevate platform is a full feature digital bank account with earned wage access. Customers can access, move, and use their money anytime – anywhere. No cost to employer to offer as a benefit to their employees.

Go-to-market model aims to be efficient and effective in reaching target customers through contractually committed employers



B
2
B
2
C

RELLEVATE
Employers / Companies
Full-time / Part-time / Contractors



CONTACT US
RELLEVATE
CONSUMERS
EMPLOYERS
PRODUCTS
ABOUT US
SIGN IN
Your Money - Anytime
Consumer Financial
& Payment Services
SEE HOW RELLEVATE HELPS...
CONSUMERS
EMPLOYERS
Featured in
4000 1234 5678 9010
VISA

- Solving for cash flow, money movement, and payments
- Banking for today. Offered by employers who care about their people
- Digital Account, Visa Debit Card, Bill Pay, Send Money, and Earned Wage Access



Simple, straightforward, and consumer friendly interface that provides immediate access to employees' money and earned wages through our Pay Any-Day feature.

Rellevate Digital Bank Account

- No monthly subscription
- Digital Account with Earnings Credit
- FDIC Insured - $250,000 per account
- Visa Debit Card
- Pay Any-Day
- Bill Pay – ACH 2-Day: Free / Instant: Fee
- Send Money – U.S. ACH: Free / Instant: Fee
- Worldwide ATM access – 2x: Free / 3rd+: Fee*
- Cross-Border Fee by Country

** Free for up to 2 ATM transactions per month.*

Transaction fees generally cost $2.95 per



9:41 AM
100%
RELLEVATE
John Portabello
•••• •••• •••• 0000
Digital Bank Account Balance
$1125.50
Pay Any-Day Available Balance
$550.25
PAY ANY-DAY
BILL PAY
SEND MONEY
DOWNLOAD STATEMENT
TRANSACTIONS
ACCOUNT INFO
THIS PERIOD
PREVIOUS PERIOD
DATE RANGE
01/09/2020 ATM Withdrawal -$150.00
01/16/2020 Bill Pay T-MOBILE -$425.25
01/24/2020 Walmart -$42.30
02/02/2020 Direct Deposit $1154.80

Pay Any-Day (Earned Wage Access)

- Access up to 50% of your earned wages
- Available any day of the week
- $2.95 per advance – no limits
- Advance gets paid back at the next pay period
- No credit checks – Everyone qualifies

Pay Any-Day is Not a Loan
No Interest Charged
It's an Advance on Earned Wages





EVERYDAY CAN BE PAYDAY!
WITH RELLEVATE YOU CAN GET PAID TODAY
TRY IT FOR FREE'

RELLEVATE



Rellevate management team has deep experience in banking, payments, and financial services. We are proud to have launched and continue rolling out our service with employers to improve the lives of the U.S. worker.

Notable Press Mentions



Forbes

Rellevate Enters Early Wage Access Market With A Full Digital Banking Program

By Tom Groenfeldt

AMERICAN BANKER

Western Union alum starts digital bank

By Penny Crosman

Key Technology and Platform Partners and Providers

VISA — *partner*

SuttonBank Old-fashioned Innovation — *banking provider*

technisys the next banking experience — *software license*

CARDTRONICS — *client*

Allpoint — *ATM network*

Related 3rd Party Research



> *"Rellevate's suite of financial services will enable a growing number of Americans to better meet unanticipated expenses, and reduce their reliance on high-cost alternatives,"*
>
> \- William M. Rodgers III
> former Chief Economist, U.S. Dept. of Labor

The above individual(s) was compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



Recent investment in sales and distribution has resulted in a quality employer pipeline across diverse sizes and industries. Average onboarding time is three weeks after the employer has signed and committed.

Launched and Pending Onboarding
Access to ~400,000+ Employees
Conversion rates and timing will vary



Early Prospects and In Negotiation
~200 Employers / ~750,000 Employees
High Quality Employer Pipeline

* Pending Onboarding includes sources of contractors as well as employees; and signed and upcoming employer engagements

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for more detail on projections.



Recently Launched + Pending Onboarding

390,000
385,000
380,000
375,000
370,000
365,000
360,000
355,000

September · October · November · December

—— Employee Count



Sales Pipeline by Employee Counts*

800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0

September · October · November · December

—— Employee Count

* Pipeline as of December 31, 2021; employee counts are calculated based on the median of a range provided by lead generation partners



RELLEVATE



Early adopters are evidence that the model works. Some employers report saving thousands of dollars in recruiting costs and making material improvements in their attrition and turnover rates.

✓ More than 1,500 Rellevate accounts – evidence the platform works

✓ Revenue performance in line with model of $14 per account per month

✓ Marquee brands trusting their employees with Rellevate

* Accounts as of December 2021



Jobs of All Sizes Plus a Comfortable Pay Schedule.

Kickback – Relax
Because Everyday is Pay Day*

crocs

Rellevate produced collateral to support Employer hiring efforts

Select List of Engaged Employers:



SEAL OF THE CITY OF NEW BRITAIN, CT.

Marriott *

crocs

TOWN OF STRATFORD

CARDTRONICS

Holiday Inn *

CREC
Capitol Region Education Council

DUNKIN'

POINT PICKUP

AUTUMN TRANSPORTATION

Spartan Stores

THE QUEEN'S FLOWERS

Adams 12 Five Star Schools

* *Employers represented via a 3rd party staffing agency*



DUNKIN' IMMEDIATE HIRING

Because it's time to.....

Make the RENT Payment

Employee Perks:
- Start Today - Get Paid Today
- Food Discounts
- Career Advancements
- Benefits

This Dunkin Store Pays Everyday*

Rellevate produced collateral to support Employer hiring efforts


RELLEVATE



Usage and performance of existing accounts continue to track with expectations. Future product usage and feature adoption can be driven with increased customer awareness and product enhancements.

2021 - Quarterly View of Digital & Carded Transactions

Legend:
- Bill Pay
- ATM
- Send Money Real Time
- Pin Debit
- Send Money Next Day
- Signature POS
- Pay Any-Day
- Total

Q1: 3,840
Q2: 10,915
Q3: 19,409
Q4: 20,600

RELLEVATE™



Account growth primarily driven from existing key clients, recently signed clients, and large distribution partner with an established base of prospective employers that can benefit from our solution.

Dunkin' (Client)

- ✓ Successful launch with ~30 store franchises and bakery operations
  - Moved from paper check to digital
  - High percentage of eligible employees converted to Rellevate accounts
- ✓ Franchise owner is also the CEO of WorkPulse – SaaS based operations management platform serving other Dunkin' franchises and QSRs
  - Will aim to work jointly to introduce Rellevate to this network
  - Represents 28,000 employees across 3,000 additional franchise locations



Point Pickup (Client)

- ✓ Gig-Economy drivers for Walmart, Kroger, etc.
- ✓ Signed partner agreement
  - 3-year term
  - 350,000+ driver community
- ✓ Rellevate cash-redemption solution for loyalty points
- ✓ Additional strategic opportunities being pursued:
  - Lending referral / Future Pay – Today
  - Exploring Mexico joint venture with PPUP and their partner (MTC Venture)





POINT TRUST
VISA

4000 0000 0000 0000
ALEX DURAN

Blue Coast (Distribution)

- ✓ Signed exclusive agreement for distribution
  - 5-year term
  - Large independent sales organization
- ✓ Lead generation of employer relationships
- ✓ Generating well qualified employers to pipeline
- ✓ Exclusive to Rellevate / Earned Wage Access
- ✓ Rellevate product is a flagship service

< 3 months
170+ Qualified Leads
> 350,000+ Employees





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Additional distribution channels can target state and local governments / municipalities. Partnership with leading payroll service company can provide national reach and faster integration of time and attendance data.

International Governmental Strategies

- ✓ Signed distribution agreement with IGS, led by well respected and influential current and former government leaders
  - Jim Amann: Former Speaker of the House, CT
  - Mike Rell: Mayor of Wethersfield, CT; Mother is Former Governor of CT (Jody Rell)
- ✓ Generating high quality leads for pipeline
  - 42 municipalities / school boards
    - 100+ companies, associations, unions
  - Exploring expanding to NY, RI, MA



















Above logos represent municipalities and related companies in our pipeline

Ultipro / Kronos Certified Integration Partner



- ✓ UKG/Kronos Partnership enables Rellevate to:
  - Seamlessly integrate with "Dimensions" and "Ready" platforms / opportunities
  - Simplify client onboarding
- ✓ UKG/Kronos is serving >50% of Fortune 1000, >50k companies with tens of millions of employees in total

Proprietary Algorithm Model

- ✓ Working on plans to integrate other Payroll, Time & Attendance providers with Rellevate…









Above logos represent examples of payroll & HR providers that we are targeting

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Launching Gift & Incentive Card product as a logical and adjacent segment capitalizing on the same employer distribution channels and operational synergies related to card issuance, processing, and service.





NOW AVAILABLE - Richard Petty Icon Gift Card
Order Here
Contact Us
RELLEVATE
CONSUMERS
EMPLOYERS
PRODUCTS
ABOUT US
SIGN IN
SIGN UP
PRODUCT HIGHLIGHT
GIFT CARDS
For Consumers, Your Gifting Solution is the Rellevate Visa® Gift Card.
RELLEVATE
4000 1234 5678 9010
10/24
DEBIT
ESPECIALLY FOR YOU
VISA
GIFT CARD

- ✓ Gift & Incentive Visa Cards
- ✓ Rewards for Employees
- ✓ Promotions for Consumers
- ✓ Individual and Bulk Orders
- ✓ Bulk Order pricing for Employers

RELLEVATE
DEBIT
VISA
RELLEVATE
DEBIT
VISA

- ✓ Natural extension of our relationship with Employers
- ✓ We plan to grow existing relationships to offer Rellevate Reward Card Product for consumer promotions, vendor promotions, etc.

RELLEVATE
43
GIFT CARD
RELLEVATE.com
43
43

- ✓ Petty Gift Card Launched
- ✓ Brand awareness
- ✓ Employer recognition







Financial Projections and Use of Funds

- Incremental investment in the following:
  - ✓ Product and technology enhancements / integrations
  - ✓ Business Development
  - ✓ Client Onboarding
  - ✓ Account Management



Revevue
$80,000,000
$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$-
2022
2023
2024
2025



Accounts
600,000
500,000
400,000
300,000
200,000
100,000
0
2022
2023
2024
2025

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections

World class management team in place with proven experience operating in the highly-regulated consumer financial services. Founders and management have held key roles in consumer and payment companies.





















Stewart Stockdale, Chairman & CEO
CEO, J.G. Wentworth
President, The Western Union Company
SVP, Global Marketing & Product Management, Mastercard

Greg Schneider, Chief Information Officer

Mark Forster, Innovation Advisor

Steven Sigman, Chief Operations Officer

Michele Sullender, Chief Marketing/Product Officer

Chip Steppacher, Chief Financial Officer

Kim McCreven, Chief Revenue Officer

Sales Force of 9, plus 3rd Party Sellers – Key Focus





Executive Summary – Investment Highlights

- We believe Rellevate has a highly scalable business model and is set to grow accounts to a user base in excess of one million

- We believe there is a large addressable market with the "Great Resignation" fueling increased demand and interest

- The market is in need, as it is estimated that nearly 80% of American workers live paycheck to paycheck and nearly 50% do not have savings to cover a $400 emergency need (medical, car break down, etc.)

- Rellevate has a comprehensive product with digital banking & earned wage access

- Rellevate has a business model that facilitates repeat transactions by users, where Earned Wage Access or Bill-Pay may be used in monthly cycles, allowing for recurring revenue to be created

- Proven management team with broad experience in financial services and scaling businesses

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for more detail on the projections.



RELLEVATE

Consumer Banking & Payment Services

Financial Wellness Benefits for
Employers to Attract & Retain Employees

Your Money – Anytime…

EXHIBIT E

Video Transcript(s)

Rellevate, Inc.

"Rellevate the Solution for Employees & Employers"
Overview Video

[Rellevate Logo]

[Voiceover]: "The reality of today's economy is hitting home with employers. Employee turnover is now running at over 100%, and costing over $2,000 to hire, train, and replace workers - let alone, sky high signing bonuses."

"But even within this new workplace dynamic, one of the core underlying realities that many American workers have is financial insecurity…."

[Visuals along with statistics]

[VO]: "78% of Americans live paycheck to paycheck. 65% of Employees feel that personal financial worries impact their health. 44% have less than $400 saved for unexpected expenses."

"What if one product could help solve both the immediate labor and hiring issues, and also address some of those longer-term worker insecurities and realities, without adding one dollar to your bottom line?"

[Visuals along with features]

[VO]: "Introducing the Rellevate digital account. With no monthly account fees, no credit checks, no minimum balances, and no overdraft fees. The account Comes with a Visa debit card, global ATM network, bill pay, send money, and features Pay Any-Day."

"Pay Any-Day - a proven way to reduce employee turnover by as much as 40%. With Pay Any-Day, employees can access up to 50% of their pay, before payday. Pay Any-Day is not a loan, it is an advance."

"And with Rellevate's digital account, your employees can get their money when they need it. Your employees' satisfaction, financial wellness is critical to reducing turn-over. Make their life easier, and they will stay longer."

[VO]: "Contact us for more information."

['Let's discuss how to put Rellavate to work for you and your employees'… 'info@rellavate.com' / 'rellavate.com']

_

"Employee Benefits Video"
Gallery Video

['Rellevate: A better, faster way to get paid']

[Voiceover]: "America is changing the way people get paid, and your company has teamed up with Rellevate, so you can join the millions of workers who already have the option of getting paid when they want."

"There are so many reasons why you may need to get some early payday cash - from emergencies, big and small, to late payments, to the completely unexpected. And now, you no longer have to worry, because with Rellevate, you get to decide when you get paid."

['You decide when you get paid… How does it work?']

[VO]: "So how does it work? … It's simple and easy. Your company has already approved Rellevate to provide you with a better, faster way to get paid. As an employee, you sign up for a Rellevate digital account, featuring Pay Any-Day."

"With Pay Any-Day, you can access up to 50% of your pay before payday! Once initiated by you, your company will direct deposit your paycheck to your Rellevate account to use Pay Any-Day."

"Funds are transferred to your account real time. Your Rellevate account also includes a Visa debit card - use it at millions of locations worldwide; an ATM network - with over 55,000 locations; plus so much more - online bill pay, send money, earnings credit on your money."

"With the Rellevate digital account, you can just say 'No'. No monthly subscription fee, no minimum balance, no credit check, no overdraft fees, and no long term commitment."

[Voiceover]: "Why should I try Rellevate?"

[VO]: "You may never need to take advantage of Pay Any-Day, but if you have that unexpected expense, it's there for you. Pay Any-Day is an advance. You can avoid payday lenders, no need to reach out to family or friends for help. You can resolve on your own, instantly."

[Chart showing monthly cost comparison on a $500 advance/balance… comparison of Rellevate transaction fee to credit card advance charge or pay-day lender charge.]

[VO]: "If you currently receive a paper paycheck, you can save valuable time and expense with a Rellevate Account and Direct Deposit… Put Rellevate to work for you."

['Sign Up on the Rellevate App. You can also sign up at Rellevate.com']

_